The only change in this amended Form 40-17G filing from the original filing on October 24, 2013 is the inclusion of the Consent Resolution of the Directors of the Fund who are not Interested Persons for the approval of the renewal of the fidelity bond which is presented below.



KEYCO BOND FUND, INC.

CONSENT RESOLUTION OF THE BOARD OF DIRECTORS

October 8, 2013
______________________________________________________________
___


The undersigned Directors of KEYCO BOND FUND, INC., a Michigan corporation, hereby consent to the adoption of the following resolution and the taking of all actions contemplated thereby:

RESOLVED, that the renewal of the blanket fidelity bond with Chubb Group of Insurance Companies in the amount of $300,000 on behalf of the Fund is hereby approved in all respects by the Directors of the Fund who are not interested persons for the year beginning on November 2, 2013, after due consideration to all relevant factors including, but not limited to, the value of the total assets of the Fund to which any person covered under the bond may have access, the type and terms of the arrangement made for the custody and safekeeping of such assets and the nature of the securities in the Fund s portfolio.


_/s/ Mark E. Schlussel______
Mark E. Schlussel


_/s/ David K. Page_________
David K. Page